SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

October 3, 2005	By:	/S/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Transocean has submitted a writ against Smedvig

STAVANGER, Norway, September 6, 2005 — Smedvig has received a writ from Transocean Offshore Deepwater Drilling Inc. In the writ Transocean demands that Smedvig is prohibited from applying simultaneous operations in offshore drilling activities. In addition, Transocean claims compensation for alleged infringement of their patents of multi-activity offshore drilling apparatus and method. The claims include Smedvig’s operations on the drillship West Navigator and the drilling unit West Venture.

Smedvig considers the writ to be unfounded. However, should the allegations of Transocean be supported, Smedvig is covered by contract indemnities from relevant suppliers of equipment and drilling rigs. Potential legal proceedings will be conducted in Norwegian Courts of Justice.

Contact:

Alf C Thorkildsen, +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures extension for T-3 in Thailand

STAVANGER, Norway, September 9, 2005 — The tender rig T-3, in which Smedvig owns 49 percent, has been awarded a contract extension by PTT in Thailand. The production drilling assignment has a duration of 14 months, from November 2006 until end 2007, with an option for a further six months. The estimated contract value is approximately US$ 20 million for the firm period.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one semi-submersible drilling rig and one tender rig under construction. The company holds contracts for production drilling, engineering and well intervention services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

SME TELECONFERENCE THIRD QUARTER 2005 RESULTS

Smedvig announces third quarter 2005 earnings release date and teleconferance information.

In connection with the reporting of the third quarter 2005 accounts Monday October 24, 2005, senior management will hold a teleconference at 16:30 Norwegian time (US 10:30 a.m. ET). The numbers to dial are:

International +1 706 634 1387, US (800) 374 0724.

Please call 10 minutes prior to start time.

NEWS RELEASE

Smedvig increases the ownership share in Eastern Drilling

STAVANGER, Norway, September 23, 2005 — Smedvig has today purchased 2,950,000 shares in Eastern Drilling ASA at a price of NOK 95 per share. The investment represents an increase in Smedvig’s ownership interest in the company from 25 percent to 39.75 percent. In total, Smedvig has invested approximately USD 100 million in Eastern Drilling.

The investment is made in relation to the construction of a new 6th generation semi- submersible drilling unit where Smedvig is responsible for the construction supervision, marketing and later operations management.

Analyst Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Media Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one semi-submersible drilling rig and one tender rig under construction. The company holds contracts for production drilling, engineering and well intervention services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no